UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2005


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes           [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 29, 2005, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2005. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2005 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2005 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               EXFO ELECTRO-OPTICAL ENGINEERING INC.


                               By: /s/ Germain Lamonde
                                   -----------------------
                                   Name:   Germain Lamonde
                                   Title:  President and Chief Executive Officer



Date: April 6, 2005

[GRAPHIC OMITTED]
[LOGO - EXFO]

       Corporate Headquarters > 400 Godin Avenue, Vanier (Quebec) G1M 2K2 CANADA
                     Tel:  1 418 683-0211 | Fax:  1 418 683-2170 | info@exfo.com
================================================================================
                                                                    www.exfo.com
                                                                    ------------


EXFO ACHIEVES GAAP BREAK-EVEN IN SECOND QUARTER

        o   SALES INCREASE 37.1% YEAR-OVER-YEAR TO US$23.1 MILLION

        o   BOOKINGS IMPROVE 39.8% YEAR-OVER-YEAR TO US$24.9 MILLION

        o RECIPIENT OF 2005 GROWTH STRATEGY LEADERSHIP AWARD FOR MARKET-SHARE GAINS

        o   LEADERSHIP POSITION IN FIBER-TO-THE-PREMISES TEST MARKET

QUEBEC CITY, CANADA, March 29, 2005--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF.SV) announced today that it achieved GAAP break-even in the second quarter of fiscal 2005.

Sales increased 37.1% to US$23.1 million in the second quarter ended February 28, 2005, from US$16.9 million in the second quarter of 2004 and 7.1% from US$21.6 million in the first quarter of 2005. Net bookings improved 39.8% to US$24.9 million in the second quarter of fiscal 2005 from US$17.7 million in the same period last year and 6.5% from US$23.3 million in the first quarter of 2005.

Gross margin accounted for 54.9% of sales in the second quarter of fiscal 2005 compared to 55.4% in the second quarter of 2004 and 52.7% in the first quarter of 2005.

GAAP net earnings in the second quarter of fiscal 2005 totaled US$9 thousand, or US$0.00 per share, compared to a net loss of US$2.9 million, or US$ 0.04 per share, in the same period last year and a net loss of US$2.4 million, or US$0.03 per share, in the first quarter of 2005.

On a pro forma basis*, net earnings in the second quarter of fiscal 2005 amounted to US$1.5 million or US$0.02 per share, compared to a net loss of US$1.5 million, or US$0.02 per share, in the second quarter of 2004 and a net loss of US$0.8 million, or US$0.01 per share, in the first quarter of 2005.

"I am delighted that we achieved GAAP break-even, posted our sixth consecutive quarterly increase in sales and bookings, while being recognized by Frost & Sullivan for capturing the largest market-share gains in the optical test and measurement industry in calendar 2004," said Germain Lamonde, EXFO's Chairman, President and CEO. "These milestones, combined with 36% sales growth in the first half of fiscal 2005 compared to the same period last year, represent clear-cut evidence that EXFO gained sizeable market-share, established a leadership position in fiber-to-the-premises testing, and strengthened its unique value proposition for next-generation IP networking through sustained R&D spending during the telecom downturn."

  SEGMENTED RESULTS
  (IN MILLIONS OF US DOLLARS)

                                        SALES                     EARNINGS (LOSS) FROM OPERATIONS
                         ------------------------------------  ------------------------------------
                          Q2 2005      Q1 2005       Q2 2004    Q2 2005       Q1 2005      Q2 2004
                          -------      -------       -------    -------       -------      -------
BUSINESS SEGMENT
Telecom Division         $   19.4     $   17.4      $   13.3   $    0.6     $   (1.0)     $   (2.5)
Photonics and Life
Sciences Division             3.7          4.2           3.6       (0.8)        (0.3)         (1.0)
                         --------     --------      --------   --------     --------      --------
TOTAL                    $   23.1     $   21.6      $   16.9   $   (0.2)    $   (1.3)     $   (3.5)
                         ========     ========      ========   ========     ========      ========

[GRAPHIC OMITTED]
[LOGO - EXFO]

OPERATING EXPENSES

Selling and administrative expenses amounted to US$7.7 million, or 33.4% of sales, in the second quarter of fiscal 2005 compared to US$6.8 million, or 40.0% of sales, in the same period last year and US$7.4 million, or 34.3% of sales, in the first quarter of 2005.

Gross research and development expenses totaled US$3.8 million, or 16.5% of sales, in the second quarter of fiscal 2005 compared to US$4.3 million, or 25.4% of sales, in the second quarter of 2004 and US$3.8 million, or 17.6% of sales, in the first quarter of 2005.

SECOND-QUARTER BUSINESS HIGHLIGHTS

        o Growing through market-share gains, EXFO received for the second consecutive year the Growth Strategy Leadership Award from Frost & Sullivan following the quarter-end. The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market. Based on a report by Frost & Sullivan, EXFO increased its market share from 8.4% to 10.4% overall in 2004 to attain the second overall position worldwide, while expanding its leadership position from 17.4% to 22.2% of the network service provider market.

        o Continuing its leadership in the FTTx (fiber-to-the-premises, fiber-to-the-node, fiber-to-the curb) test market, EXFO shipped several such orders to a US-based, Tier-1 telecom carrier, who accounted for 21.4% of sales in the second quarter of 2005, and the company received long-term, sole-source approval for a suite of FTTx test solutions from a second Tier-1 carrier in the United States.

        o Focusing on profitability, EXFO reached GAAP break-even in the second quarter of 2005 and was profitable on a pro forma basis* for the third time in the last four quarters.

        o Taking advantage of its strong R&D program, EXFO launched five new products in the second quarter, including amongst others an All-Band Component Analyzer for FTTx and coarse-wavelength division multiplexing (CWDM) manufacturing/R&D applications. Sales of new products that have been on the market two years or less accounted for 45.5% of sales in the second quarter of 2005.

BUSINESS OUTLOOK

EXFO forecasts sales between US$23.0 million and US$26.0 million and GAAP net earnings (loss) between a net loss of US$0.02 per share and net earnings of US$0.01 per share for the third quarter of fiscal 2005. Excluding stock-based compensation costs, amortization of intangible assets, restructuring charges and other unusual items, the company expects to report pro forma net earnings between US$0.00 per share and US$0.03 per share.

CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2005. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9716. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available until April 5, 2005. The replay number is 1-416-695-5275. The audio Webcast of the conference call will also be available on EXFO's Website at WWW.EXFO.COM, under the Investors section.

[GRAPHIC OMITTED]
[LOGO - EXFO]

RECONCILIATION OF PRO FORMA NET EARNINGS (LOSS) WITH GAAP NET EARNINGS (LOSS)

*PRO FORMA NET EARNINGS (LOSS) REPRESENTS NET EARNINGS (LOSS)
 EXCLUDING STOCK-BASED COMPENSATION COSTS, AMORTIZATION OF INTANGIBLE ASSETS, RESTRUCTURING CHARGES AND AN UNUSUAL TAX RECOVERY. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

ACTUAL RESULTS
                                             THREE MONTHS     SIX MONTHS    THREE MONTHS    SIX MONTHS
                                                ENDED           ENDED          ENDED           ENDED
                                             FEBRUARY 28,    FEBRUARY 28,   FEBRUARY 29,    FEBRUARY 29,
                                                 2005            2005           2004            2004
                                             ------------    -----------    -----------     -----------
                                                                    (UNAUDITED)
NET EARNINGS (LOSS) IN ACCORDANCE WITH
 GAAP                                        $       9       $  (2,364)     $  (2,885)      $  (4,893)

PRO FORMA ADJUSTMENTS:
STOCK-BASED COMPENSATION COSTS                     224             381             84              89
AMORTIZATION OF INTANGIBLE ASSETS                1,225           2,447          1,291           2,576
RESTRUCTURING CHARGES                               54             254              -               -
UNUSUAL TAX RECOVERY                                 -               -              -          (1,406)
                                             ---------       ---------      ---------       ---------

PRO FORMA NET EARNINGS (LOSS)                $   1,532       $     718      $  (1,510)      $  (3,634)
                                             =========       =========      =========       =========


BASIC AND DILUTED NET EARNINGS (LOSS)
  PER SHARE IN ACCORDANCE WITH GAAP          $       -       $   (0.03)     $   (0.04)      $   (0.08)
                                             =========       =========      =========       =========


BASIC AND DILUTED PRO FORMA NET
  EARNINGS (LOSS) PER SHARE                  $    0.02       $    0.01      $   (0.02)      $   (0.06)
                                             =========       =========      =========       =========

OUTLOOK
                                                                     THREE MONTHS ENDING
                                                                         MAY 31, 2005
                                                              ------------------------------------
                                                                               (UNAUDITED)
BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE IN
ACCORDANCE WITH GAAP                                          FROM $   (0.02)      TO   $     0.01

PRO FORMA ADJUSTMENTS:
STOCK-BASED COMPENSATIONS COSTS                                         0.00                 0.00
AMORTIZATION OF INTANGIBLE ASSETS                                       0.02                 0.02
RESTRUCTURING CHARGES                                                   0.00                 0.00
                                                                   ----------           ----------

BASIC AND DILUTED PRO FORMA NET EARNING  PER SHARE            FROM $     0.00      TO   $     0.03
                                                                   ==========           ==========

EXFO DISCLOSES PRO FORMA FINANCIAL DATA IN ORDER TO PROVIDE SUPPLEMENTAL INFORMATION REGARDING ITS RESULTS OF OPERATIONS AND TO ENHANCE INVESTORS' OVERALL UNDERSTANDING OF ITS CORE FINANCIAL PERFORMANCE AND ITS PROSPECTS FOR THE FUTURE. EXFO BELIEVES THAT INVESTORS BENEFIT FROM SEEING ITS RESULTS THROUGH THE EYES OF MANAGEMENT IN ADDITION TO SEEING THE GAAP INFORMATION. THIS NON-GAAP INFORMATION FACILITATES MANAGEMENT'S COMPARISON OF CURRENT RESULTS WITH THE COMPANY'S HISTORICAL RESULTS OF OPERATIONS AND STRATEGIC PLAN AND WITH THOSE OF ITS PEERS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE TO, GAAP AND AND SHOULD BE CONSIDERED IN ADDITION TO, BUT NOT AS A SUBSTITUTE FOR, OTHER MEASURES OF FINANCIAL PERFORMANCE REPORTED IN ACCORDANCE WITH GAAP, SUCH AS NET EARNINGS (LOSS). AS A RESULT, EXFO'S PRO FORMA NET EARNINGS (LOSS) MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

[GRAPHIC OMITTED]
[LOGO - EXFO]


ABOUT EXFO

EXFO is a recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents the company's main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO's strongest competitive advantages is its PC/Windows-based modular platforms that host a wide range of tests across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in the life sciences and high-precision assembly sectors. For more information about EXFO, visit WWW.EXFO.COM.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including economic uncertainty; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

                                     -30-
FOR MORE INFORMATION
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733 VANCE.OLIVER@EXFO.COM

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      INTERIM CONSOLIDATED BALANCE SHEET

                         (in thousands of US dollars)

                                                                   AS AT                  AS AT
                                                               FEBRUARY 28,            AUGUST 31,
                                                                   2005                   2004
                                                             ----------------       ----------------
                                                                (UNAUDITED)
 ASSETS

 CURRENT ASSETS
 Cash                                                        $          4,258       $          5,159
 Short-term investments                                                94,515                 83,969
 Accounts receivable
      Trade, less allowance for doubtful accounts of $571
          ($510 as at August 31, 2004)                                 13,227                 12,080
      Other                                                             1,425                  1,532
 Income taxes and tax credits recoverable                               4,118                  7,836
 Inventories (note 4)                                                  18,345                 15,371
 Prepaid expenses                                                       1,226                  1,513
                                                             ----------------       ----------------

                                                                      137,114                127,460

 INCOME TAXES AND TAX CREDITS RECOVERABLE                               2,489                    449

 PROPERTY, PLANT AND EQUIPMENT                                         14,853                 15,442

 LONG-LIVED ASSET HELD FOR SALE                                         1,600                  1,600

 INTANGIBLE ASSETS                                                      7,699                  9,447

 GOODWILL                                                              19,667                 18,393
                                                             ------------------     ------------------

                                                             $        183,422       $        172,791
                                                             ================       ================
 LIABILITIES

 CURRENT LIABILITIES
 Accounts payable and accrued liabilities (note 5)           $         12,447       $         11,393
 Deferred revenue                                                       1,341                    805
 Current portion of long-term debt                                        122                    121
                                                             ----------------       ----------------

                                                                       13,910                 12,319

 DEFERRED REVENUE                                                       1,385                  1,123

 DEFERRED GRANTS                                                        1,807                  1,690

 LONG-TERM DEBT                                                           273                    332
                                                             ----------------       ----------------

                                                                       17,375                 15,464
                                                             ----------------       ----------------

 CONTINGENCY (note 8)

 SHAREHOLDERS' EQUITY

 Share capital                                                        521,832                521,733
 Contributed surplus                                                    2,367                  1,986
 Cumulative translation adjustment                                     24,424                 13,820
 Deficit                                                             (382,576)              (380,212)
                                                             ----------------       ----------------

                                                                      166,047                157,327
                                                             ----------------       ----------------

                                                             $        183,422       $        172,791
                                                             ================       ================

The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

         (in thousands of US dollars, except share and per share data)

                                                THREE MONTHS         SIX MONTHS           THREE MONTHS          SIX MONTHS
                                                   ENDED                ENDED                ENDED                 ENDED
                                                FEBRUARY 28,         FEBRUARY 28,          FEBRUARY 29,         FEBRUARY 29,
                                                    2005                 2005                 2004                  2004
                                              ---------------      ---------------      ---------------      ---------------
 SALES                                        $        23,135      $        44,732      $        16,880      $        32,842

 COST OF SALES (1,2)                                   10,431               20,656                7,528               15,343
                                              ---------------      ---------------      ---------------      ---------------

 GROSS MARGIN                                          12,704               24,076                9,352               17,499
                                              ---------------      ---------------      ---------------      ---------------

 OPERATING EXPENSES
 Selling and administrative (1)                         7,728               15,141                6,759               12,616
 Net research and development (1) (note 6)              2,781                5,561                3,492                6,321
 Amortization of property, plant and
      equipment                                         1,098                2,192                1,295                2,616
 Amortization of intangible assets                      1,225                2,447                1,291                2,576
 Restructuring charges (note 3)                            54                  254                    -                    -
                                              ---------------      ---------------      ---------------      ---------------

 TOTAL OPERATING EXPENSES                              12,886               25,595               12,837               24,129
                                              ---------------      ---------------      ---------------      ---------------

 LOSS FROM OPERATIONS                                    (182)              (1,519)              (3,485)              (6,630)

 Interest and other income                                625                1,349                  514                  670
 Foreign exchange gain (loss)                             263                 (772)                 427                  (43)
                                              ---------------      ---------------      ---------------      ---------------

 EARNINGS (LOSS) BEFORE INCOME TAXES                      706                 (942)              (2,544)              (6,003)

 INCOME TAXES (note 7)                                    697                1,422                  341               (1,110)
                                              ---------------      ---------------      ---------------      ---------------

 NET EARNINGS (LOSS) FOR THE PERIOD           $             9      $        (2,364)     $        (2,885)     $        (4,893)
                                              ===============      ===============      ===============      ===============

 BASIC AND DILUTED NET EARNINGS
      (LOSS) PER SHARE                        $             -      $         (0.03)     $         (0.04)      $        (0.08)

 BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                              68,528               68,495               64,129               63,594

 DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)
      (note 10)                                        68,968               68,978               64,772               64,217

 (1)  STOCK-BASED COMPENSATION COSTS
      INCLUDED IN:
      Cost of sales                           $            32      $            57      $             8      $             8
      Selling and administrative                          165                  252                   54                   59
      Net research and development                         47                   72                   22                   22
                                              ---------------      ---------------      ---------------      ---------------

                                              $           244      $           381      $            84      $            89
                                              ===============      ===============      ===============      ===============

 (2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
             INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT
                            AND CONTRIBUTED SURPLUS

                         (in thousands of US dollars)

 DEFICIT
                                                                SIX MONTHS             SIX MONTHS
                                                                   ENDED                  ENDED
                                                               FEBRUARY 28,           FEBRUARY 29,
                                                                    2005                   2004
                                                             ----------------       ----------------
 BALANCE - BEGINNING OF PERIOD                               $       (380,212)      $       (371,788)

 ADD
 Net loss for the period                                               (2,364)                (4,893)
                                                             ----------------       ----------------

 BALANCE - END OF PERIOD                                     $       (382,576)      $       (376,681)
                                                             ================       ================



 CONTRIBUTED SURPLUS
                                                                SIX MONTHS             SIX MONTHS
                                                                   ENDED                  ENDED
                                                               FEBRUARY 28,           FEBRUARY 29,
                                                                   2005                   2004
                                                             ----------------       ----------------

 BALANCE - BEGINNING OF PERIOD                               $          1,986       $          1,519

 ADD
 Premium on resale of share capital                                         -                     10
 Stock-based compensation costs                                           381                     89
                                                             ----------------       ----------------

 BALANCE - END OF PERIOD                                     $          2,367       $          1,618
                                                             ================       ================


The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of US dollars)

                                                  THREE MONTHS        SIX MONTHS           THREE MONTHS          SIX MONTHS
                                                     ENDED               ENDED                ENDED                 ENDED
                                                  FEBRUARY 28,        FEBRUARY 28,          FEBRUARY 29,         FEBRUARY 29,
                                                      2005                2005                 2004                  2004
                                                ----------------    ----------------    ----------------     ----------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings (loss) for the period             $              9    $         (2,364)   $         (2,885)    $         (4,893)
 Add (deduct) items not affecting cash
      Discount on short-term investments                     470                 320                 101                  332
      Stock-based compensation costs                         244                 381                  84                   89
      Amortization                                         2,323               4,639               2,586                5,192
      Deferred revenue                                       275                 660                 252                  783
      Deferred grants                                          -                   -                 (90)                (212)
                                                ----------------    ----------------    ----------------     ----------------
                                                           3,321               3,636                  48                1,291

 Change in non-cash operating items
      Accounts receivable                                   (381)                (91)              2,088                  227
      Income taxes and tax credits                         1,914               2,260               1,231               (1,916)
      Inventories                                         (1,001)             (1,948)             (1,818)                (968)
      Prepaid expenses                                       380                 396                 284                1,014
      Accounts payable and accrued
          liabilities                                        (82)                377                (224)              (1,015)
                                                ----------------    ----------------    ----------------     ----------------

                                                           4,151               4,630               1,609               (1,367)
                                                ----------------    ----------------    ----------------     ----------------
 CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to short-term investments                    (223,561)           (288,647)           (166,987)            (246,912)
 Proceeds from disposal of short-term
      investments                                        218,943             283,273             135,668              218,509
 Additions to property, plant and equipment
       and intangible assets                                (246)               (823)               (171)                (576)
                                                ----------------    ----------------    ----------------     ----------------

                                                          (4,864)             (6,197)            (31,490)             (28,979)
                                                ----------------    ----------------    ----------------     ----------------
 CASH FLOWS FROM FINANCING ACTIVITIES
 Repayment of long-term debt                                 (30)                (58)                (27)                 (52)
 Net proceeds of offering                                      -                   -              29,164               29,164
 Share issue expenses                                          -                   -                (166)                (166)
 Exercise of stock options                                    13                  99                 157                  218
 Redemption of share capital                                   -                   -                  (1)                  (3)
 Resale of share capital                                       -                   -                   5                   13
                                                ----------------    ----------------    ----------------     ----------------

                                                             (17)                 41              29,132               29,174

 EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
      CASH                                                   140                 625              (1,007)                (628)
                                                ----------------    ----------------    ----------------     ----------------

 CHANGE IN CASH                                             (590)               (901)             (1,756)              (1,800)

 CASH - BEGINNING OF PERIOD                                4,848               5,159               5,322                5,366
                                                ----------------    ----------------    ----------------     ----------------

 CASH - END OF PERIOD                           $          4,258    $          4,258    $          3,566     $          3,566
                                                ================    ================    ================     ================

The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at February 28, 2005, and for the three- and six-month periods ended February 29, 2004 and February 28, 2005, is unaudited. In opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2    NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

     On September 1, 2004, the company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation". Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The adoption of these new standards had no significant impact on the financial statements of the company.

     Furthermore, in January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855, "Financial Instruments - Recognition and measurement", section 3865,
     "Hedges",   section  1530,   "Comprehensive  Income"  and  section  3251,
     "Equity".

     Section 3855 expands on section 3860, "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

     Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and the hedging guidance in Section 1650, "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

     Section 1530, "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

     Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007 and has not yet determined the impact they will have on its financial statements.


3    RESTRUCTURING CHARGES

     During the three- and six-month periods ended February 28, 2005, the company incurred $244,000 and $444,000 respectively, for the consolidation of the Photonics and Life Sciences Division. The company expects to incur an additional $160,000, mainly in the third quarter of fiscal 2005, for a total of approximately $2,600,000 in charges related to this consolidation process. In addition, during the three months ended February 28, 2005, the company recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges were lower than expected.

     Changes in the restructuring charges payable are as follows:

                                  BALANCE AS AT                                                                BALANCE AS AT
                                   AUGUST 31,                                                                   FEBRUARY 28,
                                      2004               ADDITIONS         PAYMENTS         ADJUSTMENTS            2005
                                ----------------      -------------    -------------      -------------      ----------------
     FISCAL 2004 PLAN                                  (UNAUDITED)       (UNAUDITED)        (UNAUDITED)         (UNAUDITED)
     Severance expenses         $            467      $          83    $        (500)     $           -      $             50
     Other                                     -                361             (361)                 -                     -
                                ----------------      -------------    -------------      -------------      ----------------
                                             467                444             (861)                 -                    50
                                ----------------      -------------    -------------      -------------      ----------------

     FISCAL 2003 PLAN

     Severance expenses                      109                  -              (77)               (32)                    -
     Exited leased facilities                386                  -             (186)                (7)                  193
     Other                                   197                  -              (23)              (151)                   23
                                ----------------      -------------    -------------      -------------      ----------------
                                             692                  -             (286)              (190)                  216
                                ----------------      -------------    -------------      -------------      ----------------

     FISCAL 2001 PLAN

     Exited leased facilities                 10                  -              (10)                 -                     -
                                ----------------      -------------    -------------      -------------      ----------------
     Total for all plans
         (note 5)               $          1,169      $         444    $      (1,157)     $        (190)     $            266
                                ================      =============    =============      =============      ================

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4    INVENTORIES

                                                                         AS AT                     AS AT
                                                                      FEBRUARY 28,              AUGUST 31,
                                                                          2005                     2004
                                                                   ----------------         -----------------
                                                                       (UNAUDITED)
      Raw materials                                                $          9,578         $           7,244
      Work in progress                                                        1,835                     1,370
      Finished goods                                                          6,932                     6,757
                                                                   ----------------         -----------------

                                                                   $         18,345         $          15,371
                                                                   ================         =================


5     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                          AS AT                     AS AT
                                                                       FEBRUARY 28,              AUGUST 31,
                                                                           2005                     2004
                                                                   ----------------         -----------------
                                                                       (UNAUDITED)

      Trade                                                        $          6,204         $           4,484
      Salaries and social benefits                                            3,952                     3,932
      Restructuring charges (note 3)                                            266                     1,169
      Tax on capital                                                            755                       526
      Warranty                                                                  507                       390
      Other                                                                     763                       892
                                                                   ----------------         -----------------

                                                                   $         12,447         $          11,393
                                                                   ================         =================

     Changes in the warranty provision are as follows:

                                                                                  SIX MONTHS ENDED
                                                                   ------------------------------------------
                                                                     FEBRUARY 28,              FEBRUARY 29,
                                                                         2005                      2004
                                                                   ----------------         -----------------

                                                                                     (UNAUDITED)

     Balance - Beginning of period                                 $            390         $             687
     Provision                                                                  349                       202
     Settlement                                                                (253)                     (565)
     Foreign currency translation adjustment                                     21                        24
                                                                   ---------------          -----------------

     Balance - End of period                                       $            507         $             348
                                                                   ================         =================

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


6     NET RESEARCH AND DEVELOPMENT EXPENSES

                                           THREE MONTHS         SIX MONTHS             THREE MONTHS          SIX MONTHS
                                              ENDED                ENDED                  ENDED                 ENDED
                                           FEBRUARY 28,         FEBRUARY 28,            FEBRUARY 29,         FEBRUARY 29,
                                               2005                 2005                   2004                  2004
                                         ----------------     ----------------      ----------------     ----------------
                                                    (UNAUDITED)                               (UNAUDITED)

      Gross research and development
          expenses                       $          3,820     $          7,619      $          4,286     $          7,859
      Research and development tax
          credits and grants                       (1,039)              (2,058)                 (794)              (1,538)
                                         ----------------     ----------------      ----------------     ----------------

                                         $          2,781     $          5,561      $          3,492     $          6,321
                                         ================     ================      ================     ================


7    INCOME TAXES

     During the three- and six-month periods ended February 28, 2005, the company recorded income taxes of $697,000 and $1,422,000, respectively, representing income tax payable in some specific tax jurisdictions.

     Since fiscal 2003, the company has been recording a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This caused its income tax rate to be distorted in relation to its pre-tax accounting income.


8    CONTINGENCY

     On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and
     Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

     On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters;
     (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

     In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

     In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

     On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. The parties are directed to report back to the court regarding the modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a "fairness" hearing will be held and if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at February 28, 2005.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


9    STOCK-BASED COMPENSATION PLANS

     During the three months ended February 28, 2005, the company amended its stock option plan to include the award of Restricted Stock Units (RSUs). Each RSU entitles employees to receive one subordinate voting share without consideration on the vesting dates established by the Board of Directors of the company, subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

     Furthermore, during the same period, the company established a Deferred Stock Unit (DSUs) plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company.

     During the three months ended February 28, 2005, the company granted 176,185 RSUs and 5,350 DSUs. These awards have been accounted for in the financial statements using the fair value-based method.


10   EARNINGS (LOSS) PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

                                                  THREE MONTHS        SIX MONTHS           THREE MONTHS          SIX MONTHS
                                                     ENDED               ENDED                ENDED                 ENDED
                                                  FEBRUARY 28,        FEBRUARY 28,          FEBRUARY 29,         FEBRUARY 29,
                                                      2005                2005                 2004                  2004
                                                --------------      --------------      ----------------     ----------------
                                                             (UNAUDITED)                              (UNAUDITED)

      Basic weighted average number of
          shares outstanding (000's)                   68,528               68,495                64,129               63,594
      Dilutive effect of stock options
          (000's)                                         425                  449                   551                  504
      Dilutive effect of restricted stock
          awards (000's)                                   13                   33                    92                  119
      Dilutive effect of deferred stock
          units (000's)                                     2                    1                     -                    -
                                                -------------       --------------      ----------------     ----------------

      Diluted weighted average number of
          shares outstanding (000's)                   68,968               68,978                64,772               64,217
                                                =============       ==============      ================     ================

      Stock options excluded from the
          calculation of diluted weighted
          average number of shares because
          their exercise price was greater
          than the average market price of
          the common shares (000's)                     2,115                1,964                 2,085                2,028
                                                =============       ==============      ================     ================

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     The diluted loss per share for the periods ended February 29, 2004, and the six months ended February 28, 2005, was the same as the basic loss per share since the dilutive effect of stock options, restricted stock awards and deferred stock units should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.


11   SEGMENT INFORMATION

     The company is organized under two reportable segments: the Telecom Division and the Photonics and Life Sciences Division. The Telecom Division offers integrated test solutions to network service providers, system vendors and component manufacturers throughout the global telecommunications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired core telecom technologies for high-tech industrial manufacturing and research markets.

     The following tables set out information by segment:

                                      THREE MONTHS ENDED FEBRUARY 28, 2005              SIX MONTHS ENDED FEBRUARY 28, 2005
                                  ---------------------------------------------    ----------------------------------------------
                                                  PHOTONICS                                         PHOTONICS
                                                   AND LIFE                                         AND LIFE
                                  TELECOM          SCIENCES                        TELECOM          SCIENCES
                                   DIVISION        DIVISION          TOTAL          DIVISION        DIVISION           TOTAL
                                  -----------    -------------    -------------    -----------    --------------    -------------
                                                  (UNAUDITED)                                      (UNAUDITED)
    Sales                         $   19,469     $      3,666     $     23,135     $   36,900     $     7,832       $    44,732
    Earnings (loss) from
    operations                    $      575     $       (757)    $       (182)    $     (405)    $    (1,114)      $    (1,519)
    Unallocated items:
    Interest and other income                                              625                                            1,349
    Foreign exchange gain (loss)                                           263                                             (772)
                                                                  -------------                                     -------------

    Earnings (loss) before
      income taxes                                                         706                                             (942)
        Income taxes                                                       697                                            1,422
                                                                  -------------                                     -------------

    Net earnings (loss) for the
      period                                                      $          9                                      $    (2,364)
                                                                  =============                                     =============

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                                      THREE MONTHS ENDED FEBRUARY 29, 2004              SIX MONTHS ENDED FEBRUARY 29, 2004
                                  ---------------------------------------------    ----------------------------------------------
                                                  PHOTONICS                                         PHOTONICS
                                                   AND LIFE                                         AND LIFE
                                   TELECOM         SCIENCES                         TELECOM         SCIENCES
                                   DIVISION        DIVISION           TOTAL         DIVISION        DIVISION           TOTAL
                                 ------------    -------------    -------------    -----------    --------------    -------------
                                                  (UNAUDITED)                                      (UNAUDITED)
    Sales                        $   13,340      $     3,540      $     16,880     $   25,482     $     7,360       $    32,842
    Loss from operations         $   (2,464)     $    (1,021)     $     (3,485)    $   (4,844)    $    (1,786)      $    (6,630)
    Unallocated items:
    Interest and other income                                              514                                              670
    Foreign exchange gain
      (loss)                                                               427                                              (43)
                                                                  -------------                                     -------------

    Loss before income taxes                                            (2,544)                                          (6,003)
      Income taxes                                                         341                                           (1,110)
                                                                  -------------                                     -------------

    Net loss for the period                                       $     (2,885)                                     $    (4,893)
                                                                  =============                                     =============

                                                                                          AS AT                   AS AT
                                                                                       FEBRUARY 28,            AUGUST 31,
                                                                                           2005                    2004
                                                                                  ------------------      ------------------
                                                                                       (UNAUDITED)
      TOTAL ASSETS
          Telecom Division                                                        $           60,817      $           59,463
          Photonics and Life Sciences Division                                                17,225                  15,915
          Unallocated assets                                                                 105,380                  97,413
                                                                                  ------------------      ------------------

                                                                                  $          183,422      $          172,791
                                                                                  ==================      ==================


     Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.


12   DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company's most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM TO U.S. GAAP

                                                  THREE MONTHS        SIX MONTHS           THREE MONTHS          SIX MONTHS
                                                     ENDED               ENDED                ENDED                 ENDED
                                                  FEBRUARY 28,        FEBRUARY 28,          FEBRUARY 29,         FEBRUARY 29,
                                                      2005                2005                 2004                  2004
                                                --------------      --------------      ----------------     ----------------
                                                             (UNAUDITED)                              (UNAUDITED)
      Net earnings (loss) for the period in
          accordance with Canadian GAAP         $            9      $       (2,364)     $         (2,885)    $         (4,893)
      Stock-based compensation costs
          related to stock-based
          compensation plans                                 -                   -                   (39)                (175)
      Unrealized gains (losses) on forward
          exchange contracts                              (669)               (460)                 (346)                 255
                                                --------------      --------------      ----------------     ----------------

      Net loss for the period in accordance
          with U.S. GAAP                                 (660)              (2,824)               (3,270)              (4,813)

      Other comprehensive income (loss)
          Unrealized gains on forward
          exchange contracts                              165                1,201                     -                    -
          Foreign currency translation
               adjustment                              (5,167)               9,962                (4,266)               3,348
                                                --------------      --------------      ----------------     ----------------

      Comprehensive income (loss)               $      (5,662)      $        8,339      $         (7,536)    $         (1,465)
                                                =============       ==============      ================     ================

      Basic and diluted net loss per share
          in accordance with U.S. GAAP          $       (0.01)      $        (0.04)     $          (0.05)    $          (0.08)


     SHAREHOLDERS' EQUITY

     As a result of the aforementioned adjustments to net earnings (loss) and other comprehensive income (loss), significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


     SHARE CAPITAL

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2005                      2004
                                                                                ------------------       ------------------
                                                                                    (UNAUDITED)

      Share capital in accordance with Canadian GAAP                            $          521,832       $          521,733
      Stock-based compensation costs related to stock purchase
          plan
          Current period                                                                         -                      (47)
          Cumulative effect of prior periods                                                 2,356                    2,403
      Reclassification from other capital upon exercise of
          restricted stock awards
          Current period                                                                     1,213                    1,784
          Cumulative effect of prior periods                                                 6,636                    4,852
      Shares issued upon business combinations
          Cumulative effect of prior periods                                                65,584                   65,584
                                                                                ------------------       ------------------

      Share capital in accordance with U.S. GAAP                                $          597,621       $          596,309
                                                                                ------------------       ------------------


     DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                        2005                     2004
                                                                                ------------------       ------------------
                                                                                    (UNAUDITED)

      Deferred stock-based compensation costs in accordance
          with Canadian GAAP                                                    $                -       $               -
      Stock-based compensation costs related to stock-based
          compensation plans
          Current period                                                                    (1,703)                  (1,463)
          Cumulative effect of prior periods                                               (31,039)                 (29,576)
      Amortization for the period
          Current period                                                                       349                    1,718
          Cumulative effect of prior periods                                                14,813                   13,095
      Reduction of stock-based compensation costs
          Current period                                                                        24                       84
          Cumulative effect of prior periods                                                15,287                   15,203
                                                                                ------------------       ------------------

      Deferred stock-based compensation costs in accordance
          with U.S. GAAP                                                        $           (2,269)      $             (939)
                                                                                ==================       ==================

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     OTHER CAPITAL

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2005                      2004
                                                                                ------------------       ------------------
                                                                                    (UNAUDITED)
      Other capital in accordance with Canadian GAAP                            $                -       $                -
      Stock-based compensation costs related to stock-based
          compensation plans
          Current period                                                                     1,703                    1,463
          Cumulative effect of prior periods                                                28,357                   26,894
      Reduction of stock-based compensation costs
          Current period                                                                       (43)                    (439)
          Cumulative effect of prior periods                                               (17,052)                 (16,613)
      Reclassification to share capital upon exercise of
          restricted stock awards
          Current period                                                                    (1,213)                  (1,784)
          Cumulative effect of prior periods                                                (6,636)                  (4,852)
                                                                                ------------------       ------------------

      Other capital in accordance with U.S. GAAP                                $            5,116       $            4,669
                                                                                ==================       ==================

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     DEFICIT

                                                                                        AS AT                    AS AT
                                                                                    FEBRUARY 28,               AUGUST 31,
                                                                                        2005                      2004
                                                                                ------------------       ------------------
                                                                                    (UNAUDITED)
      Deficit in accordance with Canadian GAAP                                  $         (382,576)      $         (380,212)
      Stock-based compensation costs related to stock-based
          compensation plans
          Current period                                                                         -                     (867)
          Cumulative effect of prior periods                                               (12,273)                 (11,406)
      Unrealized gains (losses) on forward exchange contracts,
          net of income taxes
          Current period                                                                      (460)                    (280)
          Cumulative effect of prior periods                                                 1,171                    1,451
      Change in reporting currency
          Cumulative effect of prior periods                                                 1,016                    1,016
      Future income taxes on acquired in-process research and
          development
          Cumulative effect of prior periods                                                (1,380)                  (1,380)
      Amortization of intangible assets, net of income taxes
          Cumulative effect of prior periods                                                   712                      712
      Write-down of goodwill and intangible assets, net of income taxes
          Cumulative effect of prior periods                                               (55,225)                 (55,225)
      Valuation allowance on future income tax assets
          Cumulative effect of prior periods                                                  (252)                    (252)
      Amortization of goodwill
          Cumulative effect of prior periods                                               (17,716)                 (17,716)
                                                                                ------------------       ------------------

      Deficit in accordance with U.S. GAAP                                      $         (466,983)       $        (464,159)
                                                                                ==================       ==================

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                       AS AT                     AS AT
                                                                                   FEBRUARY 28,               AUGUST 31,
                                                                                       2005                      2004
                                                                                ------------------       ------------------
                                                                                    (UNAUDITED)
      Accumulated other comprehensive income in accordance
          with Canadian GAAP                                                    $                -       $                -
      Foreign currency translation adjustment
          Current period                                                                     9,962                    5,969
          Cumulative effect of prior periods                                                11,188                    5,219
      Unrealized gains on forward exchange contracts
          Current period                                                                     1,201                      689
          Cumulative effect of prior periods                                                   689                        -
                                                                                ------------------       ------------------

      Accumulated other comprehensive income in accordance
          with U.S. GAAP                                                        $           23,040       $           11,877
                                                                                ==================       ==================

     BALANCE SHEETS

     The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                      AS AT FEBRUARY 28, 2005                   AS AT AUGUST 31, 2004
                                               ------------------------------------    ------------------------------------
                                                  AS REPORTED          U.S. GAAP          AS REPORTED           U.S. GAAP
                                                            (UNAUDITED)
      Goodwill
          Cost                                 $         97,013    $        104,680    $         93,967    $        102,138
          Accumulated amortization                      (77,346)            (95,714)            (75,574)            (93,753)
                                               ----------------    ----------------    ----------------    ----------------

                                               $         19,667    $          8,966    $         18,393    $          8,385
                                               ================    ================    ================    ================
      Shareholders' equity
          Share capital                        $        521,832    $        597,621    $        521,733    $        596,309
          Contributed surplus                             2,367               1,537               1,986               1,537
          Cumulative translation
               adjustment                                24,424                   -              13,820                   -
          Deficit                                      (382,576)           (466,983)           (380,212)           (464,159)
          Deferred stock-based
               compensation costs                             -              (2,269)                  -                (939)
          Other capital                                       -               5,116                   -               4,669
          Accumulated other
               comprehensive income                           -              23,040                   -              11,877
                                               ----------------    ----------------    ----------------    ----------------

                                               $        166,047    $        158,062    $        157,327    $        149,294
                                               ================    ================    ================    ================

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                 (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     RESEARCH AND DEVELOPMENT TAX CREDITS

     During the three- and six-month periods ended February 29, 2004 and February 28, 2005, net research and development expenses under Canadian GAAP included tax credits that are refundable against taxable income of $842,000 and $1,193,000, respectively. Under U.S. GAAP, these credits would have been recorded in the income taxes. This difference had no impact on the net loss and net loss per share figures for the reporting periods under U.S. GAAP.


     STATEMENTS OF CASH FLOWS

     For the three and six-month periods ended February 29, 2004 and February 28, 2005, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.


     NEW ACCOUNTING STANDARDS

     In November 2004, the Financial Accounting Standards Board (FASB) has issued Statement of Financial Position (SFAS) 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS 151 will improve financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will adopt this new statement on September 1, 2005, and does not expect this to have a significant impact on its financial statements.

     On September 1, 2003, the company prospectively adopted SFAS 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same for awards granted after September 1, 2003.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         THIS DISCUSSION AND ANALYSIS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND WE INTEND THAT SUCH FORWARD- LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. IN ADDITION, ANY STATEMENTS THAT REFER TO EXPECTATIONS, PROJECTIONS OR OTHER CHARACTERIZATIONS OF FUTURE EVENTS OR CIRCUMSTANCES ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ECONOMIC UNCERTAINTY, CAPITAL SPENDING LEVELS IN THE TELECOMMUNICATIONS AND HIGH-TECH INDUSTRIAL MANUFACTURING SECTORS, FLUCTUATING EXCHANGE RATES AND OUR ABILITY TO EXECUTE IN THESE UNCERTAIN CONDITIONS; THE EFFECTS OF THE ADDITIONAL ACTIONS WE HAVE TAKEN IN RESPONSE TO SUCH ECONOMIC UNCERTAINTY (INCLUDING WORKFORCE REDUCTIONS, THE QUICK ADAPTATION OF OUR COST STRUCTURES TO ALIGN WITH ANTICIPATED LEVELS OF BUSINESS, THE MANAGEMENT OF OUR INVENTORY LEVELS ACCORDING TO MARKET DEMAND); MARKET ACCEPTANCE OF OUR NEW PRODUCTS AND OTHER UPCOMING PRODUCTS; LIMITED VISIBILITY WITH REGARDS TO CUSTOMER ORDERS AND THE TIMING OF SUCH ORDERS; OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR ACQUIRED AND TO-BE-ACQUIRED BUSINESSES; THE RETENTION OF KEY TECHNICAL AND MANAGEMENT PERSONNEL; AND FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS AND RISKS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND OUR CONTROL. OTHER RISK FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OUR OPERATIONS ARE DETAILED IN OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSION. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

         THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IS DATED APRIL 1, 2005.

         ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


INDUSTRY OVERVIEW

         Access network deployments in the United States remained a primary growth driver in the global telecommunications industry during the second quarter of fiscal 2005. Leading US-based telecom carriers (telcos) continued massive deployments of fiber deeper into access networks in order to provide consumers with increased bandwidth and services. These carriers, along with a number of Tier-II and local and rural Tier-III players, have opted for an assortment of deployment scenarios including fiber-to-the-premises (FTTP), fiber-to-the-node (FTTN), or fiber-to-the-curb (FTTC), depending on their respective network architectures.

         Leading U.S. telcos are accelerating spending on fiber deployments in access networks because they are embroiled in a market war with cable companies (cablecos) to offer bundled voice, data and video services to consumers in preparation to migration to IP-Networking. Consequently, wireline capital expenditures are expected to increase in 2005, despite consolidation announcements in the industry.

         While fiber deployments in access networks are stronger in the North American market (with the exception of Japan and Korea), the shift to converged Internet protocol (IP)-based networks is expected to be a worldwide phenomenon. Telecom operators, on a global basis, are increasingly turning to a single, IP-based network architecture in order to deliver increased services at drastically reduced costs.

         These key market trends affected multiple segments of the global telecommunications supply chain. System manufacturers benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as through major investments by telcos in access networks. Component vendors saw incremental demand for optical components that support IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx (FTTP, FTTN, FTTC) applications.


COMPANY OVERVIEW

         Sales reached $23.1 million in the second quarter of fiscal 2005, of which 21.4% was shipped to a U.S.-based, Tier-1 telecom carrier. Historically, sales to our top customer represented less than 10% of total sales on a quarterly basis, but in the last four quarters, we had one customer that accounted for more than 10% of our sales. We believe this sales concentration is largely due to our leadership position in the FTTx test market.

         We also reported GAAP net earnings of $9,000 for the second quarter of fiscal 2005. This marked the first time since the second quarter of fiscal 2001 that we were profitable on a GAAP basis.

         In the first half of fiscal 2005, we launched 12 new products, including an All-Band Component Analyzer for FTTx and coarse wavelength-division multiplexing (CWDM) applications in the manufacturing/R&D market; a next-generation SONET/SDH analyzer for testing data-centric Internet Protocol (IP) networks; a Gigabit Ethernet test solution with voice-over-IP
(VoIP) test capabilities; a suite of three handheld test instruments for the installation and maintenance market; and an optical spectrum analyzer (OSA) for CWDM applications in metro and access networks.

         Following the end of the second quarter, EXFO was named recipient of the 2005 Growth Strategy Leadership Award by Frost & Sullivan, a leading market research firm in the telecommunications test sector. The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on a report by Frost & Sullivan, we increased our market share from 8.4% in fiscal 2003 to 10.4% in 2004. This marked the second consecutive year that we have earned this industry award.

         In the first half of fiscal 2005, we recorded a foreign exchange loss of $772,000, or $0.01 per share, due to the significant increase in the value of the Canadian dollar compared to the US dollar during that period. In addition to this foreign exchange loss, our P&L line items of

2005 were also negatively affected by this appreciation of the Canadian dollar as a significant portion of our expenses are incurred in Canadian dollars and we report our results in US dollars.

         In the second quarter of fiscal 2005, we recorded $244,000 in restructuring expenses for the consolidation of our Photonics and Life Sciences Division. This amount was recorded in addition to the $200,000 incurred in the first quarter of 2005. So far, we have sustained $2.0 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process and we expect to incur an additional $160,000, mainly in the third quarter of 2005, for a total of $2.6 million in charges related to this process. We estimate that we will derive $1.5 million in annual savings from these streamlined operations.


OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

         For a complete description of our strategy and the related key performance indicators as well as our capability to deliver results, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following points detail the changes in critical accounting policies that have occurred since our most recent Annual Report:

         On September 1, 2004, we prospectively adopted the following new Canadian Institute of Chartered Accountants (CICA) handbook sections:

         o   Section 1100, "Generally Accepted Accounting Principles"

         o   Section 1400, "General Standards of Financial Statement
             Presentation"

         Furthermore, in January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855, "Financial Instruments - Recognition and measurement", section 3865, "Hedges", section 1530, "Comprehensive Income" and section 3251, "Equity".

         Please refer to note 2 to our interim consolidated financial statements for further information about these new standards and their impact on our financial statements.

RESULTS OF OPERATIONS

         The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended February 29, 2004, and February 28, 2005, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 12 to our interim consolidated financial statements. Our functional currency is the Canadian dollar although we report our financial statements in US dollars. The following tables set forth certain interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

                                                  THREE MONTHS      SIX MONTHS       THREE MONTHS    SIX MONTHS
                                                      ENDED            ENDED             ENDED          ENDED
                                                   FEBRUARY 28,     FEBRUARY 28,      FEBRUARY 29,   FEBRUARY 29,
                                                       2005             2005              2004           2004
                                                   ------------     ------------    --------------   ------------
                                                             (UNAUDITED)                      (UNAUDITED)
 Sales                                             $    23,135     $    16,880      $     44,732    $     32,842
 Cost of sales                                          10,431           7,528            20,656          15,343
                                                   -----------     -----------      ------------    ------------
 Gross margin                                           12,704           9,352            24,076          17,499
                                                   -----------     -----------      ------------    ------------
 Operating expenses
      Selling and administrative                         7,728           6,759            15,141          12,616
      Net research and development                       2,781           3,492             5,561           6,321
      Amortization of property, plant and
          equipment                                      1,098           1,295             2,192           2,616
      Amortization of intangible assets                  1,225           1,291             2,447           2,576
      Restructuring charges                                 54               -               254               -
                                                   -----------     -----------      ------------    ------------
 Total operating expenses                               12,886          12,837            25,595          24,129
                                                   -----------     -----------      ------------    ------------
 Loss from operations                                     (182)         (3,485)           (1,519)         (6,630)
 Interest and other income                                 625             514             1,349             670
 Foreign exchange gain (loss)                              263             427              (772)            (43)
                                                   -----------     -----------      ------------    ------------
 Earnings (loss) before income taxes                       706          (2,544)             (942)         (6,003)
 Income taxes                                              697             341             1,422          (1,110)
                                                   -----------     -----------      ------------    ------------
 Net earnings (loss) for the period                $         9     $    (2,885)     $     (2,364)   $     (4,893)
                                                   ===========     ===========      ============    ============

 Basic and diluted net earnings (loss) per share   $         -     $     (0.04)     $     (0.03)    $     (0.08)

 Segment information:
      Sales:
          Telecom Division                         $    19,469     $    13,340      $     36,900    $     25,482
          Photonics and Life Sciences Division           3,666           3,540             7,832           7,360
                                                   -----------     -----------      ------------    ------------
                                                   $    23,135     $    16,880      $     44,732    $     32,842
                                                   ===========     ===========      ============    ============

      Earnings (loss) from operations:
          Telecom Division                         $       575     $    (2,464)     $       (405)   $     (4,844)
          Photonics and Life Sciences Division            (757)         (1,021)           (1,114)         (1,786)
                                                   -----------     -----------      ------------    ------------
                                                   $      (182)    $    (3,485)     $     (1,519)   $     (6,630)
                                                   ===========     ===========      ============    ============
 Research and development data:
      Gross research and development               $     3,820     $     4,286      $      7,619    $      7,859
      Net research and development                 $     2,781     $     3,492      $      5,561    $      6,321

 OTHER CONSOLIDATED STATEMENTS OF EARNINGS DATA: (1)
      Pro forma net earnings (loss)                $     1,532     $    (1,510)     $        718    $     (3,634)
      Basic and  dilited  pro forma net  earnings
          (loss) per share                         $      0.02     $     (0.02)     $       0.01    $      (0.06)

(1) Net earnings (loss) excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as an unusual tax recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to the Pro forma section included further in this document.

                                                  THREE MONTHS      SIX MONTHS       THREE MONTHS    SIX MONTHS
                                                      ENDED            ENDED             ENDED          ENDED
                                                   FEBRUARY 28,     FEBRUARY 28,      FEBRUARY 29,   FEBRUARY 29,
                                                       2005             2005              2004           2004
                                                   ------------     ------------    --------------   ------------
                                                             (UNAUDITED)                      (UNAUDITED)
 Sales                                                  100.0  %        100.0  %         100.0  %        100.0  %
 Cost of sales                                           45.1            44.6             46.2            46.7
                                                   -------------   -------------    -------------   -------------
 Gross margin                                            54.9            55.4             53.8            53.3
                                                   -------------   -------------    -------------   -------------

 Operating expenses
      Selling and administrative                         33.4            40.0             33.8            38.4
      Net research and development                       12.0            20.7             12.4            19.3
      Amortization of property, plant and
          equipment                                       4.8             7.7              4.9             8.0
      Amortization of intangible assets                   5.3             7.6              5.5             7.8
      Restructuring charges                               0.2               -              0.6              -
                                                   -------------   -------------    -------------   -------------
 Total operating expenses                                55.7            76.0             57.2            73.5
                                                   -------------   -------------    -------------   -------------
 Loss from operations                                    (0.8)          (20.6)            (3.4)          (20.2)
 Interest and other income                                2.7             3.0              3.0             2.0
 Foreign exchange gain (loss)                             1.1             2.5             (1.7)           (0.1)
                                                   -------------   -------------    -------------   -------------
 Earnings (loss) before income taxes                      3.0           (15.1)            (2.1)          (18.3)
 Income taxes                                             3.0             2.0              3.2            (3.4)
                                                   -------------   -------------    -------------   -------------
 Net earnings (loss) for the period                         -  %        (17.1)%           (5.3)%         (14.9)%
                                                   -------------   -------------    -------------   -------------

 Segment information:
      Earnings (loss) from operations:
          Telecom Division                                2.5  %        (14.6)%           (0.9)%         (14.8)%
          Photonics and Life Sciences Division           (3.3)           (6.0)            (2.5)           (5.4)
                                                   -------------   -------------    -------------   -------------
                                                         (0.8)%         (20.6)%           (3.4)%         (20.2)%
                                                   =============   =============    =============   =============

 Research and development data:
      Gross research and development                     16.5  %         25.4  %          17.0  %         23.9  %
      Net research and development                       12.0  %         20.7  %          12.4  %         19.3  %

 OTHER STATEMENTS OF EARNINGS DATA: (1)
      Pro forma net earnings (loss)                       6.6  %         (8.9) %           1.6  %        (11.1) %

(1) Net earnings (loss) excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as an unusual tax recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to the Pro forma section included further in this document.

SALES

         For the three months ended February 28, 2005, our global sales increased 37.1% to $23.1 million from $16.9 million for the same period last year, with an 84%-16% split in favor of our Telecom Division.

         For the six months ended February 28, 2005, our global sales increased 36.2% to $44.7 million from $32.8 million for the same period last year, with an 82%-18% split in favor of our Telecom Division.

TELECOM DIVISION

         For the three months ended February 28, 2005, sales of our Telecom Division increased 45.9% to $19.5 million from $13.3 million for the same period last year.

         For the six months  ended  February  28,  2005,  sales of our Telecom
Division increased 44.8% to $36.9 million from $25.5 million for the same period last year.

         Since the second half of fiscal 2004, we have benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTP, FTTC and FTTN), in particular from a Tier-1 NSP customer, who accounted for 21% of our telecom sales in the second quarter of fiscal 2005 and 23% in the first half of 2005. In addition, the positive spending environment helped us increase our sales for these periods.

PHOTONICS AND LIFE SCIENCES DIVISION

         For the three months ended February 28, 2005, sales of our Photonics and Life Sciences Division increased 3.6% to $3.7 million from $3.5 million for the same period last year.

         For the six months ended February 28, 2005, sales of our Photonics and Life Sciences Division increased 6.4% to $7.8 million from $7.4 million for the same period last year.

         The increase in sales during these periods is mainly due to market-share gain in the illumination market as well as increased sales activities in the curing market year-over-year.

         Overall, for the two divisions, net accepted orders increased 39.8% to $24.9 million in the second quarter of fiscal 2005 from $17.7 million for the same period last year. The improvement in the telecommunications market environment, the increased demand for our test solutions for FTTx applications as well as market-share gain in the telecommunications and life sciences markets helped us increase our bookings year-over-year. Based on a report by Frost & Sullivan, in 2004, we increased our market share by 200 basis points compared to 2003. Our net book-to-bill ratio rose to 1.07 in the second quarter of 2005, from 1.05 for the same period last year. In the previous quarter, the net book-to-bill ratio reached 1.08.

GEOGRAPHIC DISTRIBUTION

         For the three months ended February 28, 2005, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 65%, 20% and 15% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 67%, 18% and 15% of global sales, respectively. Our sales to the Americas, which increased 33% year-over-year, benefited from the recent deployments of fiber deeper in the access networks that mainly occurred in the United States as mentioned above. Our sales to EMEA increased more significantly (52%) year-over-year, mainly due to market-share gains in both divisions, following our efforts to develop this market. Our sales to APAC increased 39% year-over-year. Most of our sales to this market are made through tenders that may vary in number and importance from quarter to quarter.

         For the six months ended February 28, 2005, sales to the Americas, EMEA and APAC accounted for 68%, 19% and 13% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 66%, 17% and 17% of global sales, respectively.

         Through our two divisions, we sell our products to a broad range of customers, including Network Service Providers, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. During the three months ended February 28, 2005, we had a high amount of sales to a single customer that accounted for 21.4% of our total sales and our top three customers accounted for 27.8% of our sales. For the corresponding period last year, no customer accounted for more than 8.1% of our sales and our top three customers accounted for 16.5% of our sales. For the six months ended February 28, 2005, we had one customer that accounted for 23.1% of our total sales and our top three customers accounted for 27.9% of our sales. For the corresponding period last year, no customer accounted for more than 6.8% of our sales and our top three customers accounted for 17.5% of our sales.

         Considering the sales level and the net book-to-bill ratio for the first half of fiscal 2005 as well as the benefits expected from our recent product introductions, we still believe that we will achieve our KPI; that is, 20% sales growth year-over-year in a stable telecommunications market.


GROSS MARGIN

         Gross margin amounted to 54.9% of sales for the three months ended February 28, 2005, compared to 55.4% for the same period last year. Despite the significant increase in sales year-over-year (37.1%), which lead to a better absorption of our fixed manufacturing costs and the benefits of our cost reduction programs, our gross margin decreased 0.5%. A stronger Canadian dollar, compared to the US dollar year-over-year, had a negative impact on our gross margin as some cost of sales elements are denominated in Canadian dollars. Also, a different customer mix, product mix, as well as the increased pricing pressure observed in the second quarter of fiscal 2005 further contributed to the reduction of the gross margin.

         Gross margin amounted to 53.8% of sales for the six months ended February 28, 2005, compared to 53.3% for the same period last year. The slight increase in our gross margin can be explained by the following factors. First, we were able to reduce our cost of goods sold with lower purchasing price of various commodities we buy. In addition, the significant rise in sales year-over-year (36.2%) resulted in an increase in manufacturing activities allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation actions in fiscal 2004 and cost-reduction programs allowed us to improve our gross margin year-over-year. However, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. In addition, a different customer mix and pricing pressure observed in the first half of fiscal 2005 also prevented us from further improving our gross margin.

         Considering the current state of the telecommunications industry, our cost-reduction measures, our tight control on operating costs as well as our expected sales growth, we believe that our gross margin will improve in fiscal 2005, compared to 2004. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, any further increase in the stength of the Canadian dollar in the upcoming quarters will have a negative impact on our gross margin. Finally, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.


SELLING AND ADMINISTRATIVE

         For  the  three   months  ended   February  28,  2005,   selling  and
administrative expenses were $7.7 million, or 33.4% of sales, compared to $6.8 million, or 40.0% of sales for the same period last year.

         For  the  six  months   ended   February   28,   2005,   selling  and
administrative expenses were $15.1 million, or 33.8% of sales, compared to $12.6 million, or 38.4% of sales for the same period last year.

         The increase in our selling and administrative expenses in dollars is mainly related to the significant increase in our sales, which caused our commission expenses to increase year-over-year, and to the increase of sales and marketing expenditures (including head-counts), resulting from our strategic decision to expand the sales organization to better leverage the various leading technologies developed over the past fiscal years. In addition, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as more than half of our selling and administrative expenses are incurred in Canadian dollars. Furthermore, stock-based compensation costs were higher in fiscal 2005 than in 2004, further increasing our selling and administrative expenses year-over-year. However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures and our recent consolidation actions.

         For the upcoming quarters, we expect our selling and administrative expenses to increase in dollars, while remaining relatively stable as a percentage of sales. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar will also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.


RESEARCH AND DEVELOPMENT

         For the three months ended February 28, 2005, gross research and development expenses totaled $3.8 million, or 16.5% of sales, compared to $4.3 million, or 25.4% of sales for the same period last year.

         For the six months ended February 28, 2005, gross research and development expenses totaled $7.6 million, or 17.0% of sales, compared to $7.9 million, or 23.9% of sales for the same period last year.

         The decrease in our gross research and development expenses in dollars is mainly attributable to the consolidation of our Photonics and Life Sciences Division activities, as we refocused our R&D activities in this division based on our strategy to leverage existing telecom technologies. Also, mix and timing of R&D projects can explain the decrease in gross research and development expenses for both periods.

         On the other hand, in fiscal 2005, most of our gross research and development expenses were incurred in Canadian dollars as we have consolidated most of our R&D activities in Canada. Consequently, the significant increase in the strength of the Canadian dollar compared to the US dollar year-over-year caused our gross research and development expenses to increase.

         The decrease in gross research and development expenses as a percentage of sales is directly related to the decrease in our gross research and development expenses, combined with the significant increases in our sales year-over-year.

         For the three months ended February 28, 2005, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.0 million, or 27.2% of gross research and development expenses, compared to $794,000, or 18.5% of gross research and development expenses for the same period last year. For the six months ended February 28, 2005, these tax credits and grants were $2.1 million, or 27.0% of gross research and development expenses, compared to $1.5 million, or 19.6% of gross research and development expenses for the same period last year.

         The increase in our tax credits and grants is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year. Following the consolidation of our R&D activities in Canada, we incurred most of our R&D expenses in Canada, where we are entitled to R&D tax credits and grants.

         We still invested significantly in research and development activities in the first half of fiscal 2005, mainly in our Telecom Division, as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of the company.

         For the first half of fiscal 2005, 44% of our sales originated from products that have been on the market for two years or less. The 2005 figure thus far has almost reached our fiscal 2005 objective of 45%. With the help of the 20 new products brought to the market place in fiscal 2004 - several of which were released in the second half of the fiscal year - and the 12 new ones lauched in the first half of fiscal 2005, we remain confident that we will achieve our KPI of 45% for fiscal 2005.

         We expect to continue investing significantly in research and development activities in the upcoming quarters, reflecting our focus on innovation, our desire to gain market share and our goal of exceeding customer needs and expectations.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

         For the three months ended February 28, 2005, amortization of property, plant and equipment was $1.1 million, compared to $1.3 million for the same period last year. For the six months ended February 28, 2005, amortization expenses amounted to $2.2 million, compared to $2.6 million for the same period last year. The decrease in amortization expenses in fiscal 2005, compared to 2004, despite the significant increase in the strength of the Canadian dollar compared to the US dollar, is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2004.


RESTRUCTURING CHARGES

         For the three and the six months ended February 28, 2005, restructuring charges amounted to $54,000 and $254,000, respectively. During these periods, we recorded $244,000 and $444,000, respectively, in conjunction with the consolidation of our Photonics and Life Sciences Division. This consolidation process, which is substantially completed, started in the last quarter of fiscal 2004 and will extend through the third and fourth quarters of 2005. Also, in the second quarter of fiscal 2005, we recorded adjustments of $190,000 to reverse accrued expenses related to our 2003 restructuring plan because actual expenses were lower than expected. During the corresponding periods of 2004, we had no restructuring charges.


INTEREST AND OTHER INCOME

         For the three months ended February 28, 2005, interests and other income amounted to $625,000 compared to $514,000 for the same period last year. During the second quarter of fiscal 2005, our interest income was higher than the corresponding period of 2004, mainly because of the increase in our cash position following our public offering in February 2004 and the increase in interest rates. However, other income in the second quarter of fiscal 2004, included revenues from the non-recurring sale of certain excess assets.

         For the six months ended February 28, 2005, interests and other income amounted to $1.3 million compared to $670,000 for the same period last year. The increase in interest income year-over-year is due in part to the increase in our cash position following our public offering in February 2004 and the increase in interest rates. Also, during the first half of fiscal
2005, we recovered R&D tax credits earned in previous years and we were granted $249,000 in interests by the tax authorities.


FOREIGN EXCHANGE GAIN (LOSS)

         For the three months ended February 28, 2005, the foreign exchange gain amounted to $263,000 compared to $427,000 for the same period last year.

         Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the three months ended February 28, 2005, the Canadian dollar value decreased compared to the US dollar, resulting in a foreign exchange gain during the quarter. During the same period last year, the Canadian dollar value decreased more significantly than in fiscal 2005, resulting in a higher foreign exchange gain during that period.

         For the six months ended February 28, 2005, the foreign exchange loss amounted to $772,000 compared to $43,000 for the same period last year. The significant exchange loss recorded in the first half of fiscal 2005 is the result of the significant and rapid increase in the value of the Canadian dollar compared to the US dollar in the first half of fiscal 2005, resulting in a significant foreign exchange loss during that period. During the same period last year, the Canadian dollar value also increased significantly compared to the US dollar, resulting in a less important exchange loss during that quarter. Higher levels of activity in the first half of fiscal 2005, compared to the same pariod last year, further increased the exchange loss year-over-year.

         We manage our exposure to currency risk with forward exchange contracts. In addition, some of our operating activities are denominated in currencies other than the Canadian dollar, which further hedges this risk. However, any further increase in the value of the Canadian dollar, compared to the US dollar, will have a negative impact on our operating results.


INCOME TAXES

         For the three months ended February 28, 2005, we recorded an income tax expense of $697,000 compared to $341,000 for the same period last year. For the six months ended February 28, 2005, we recorded an income tax expense of $1.4 million compared to an income tax recovery of $1.1 million for the same period last year.

         The income tax expense recorded in fiscal 2005 and in the second quarter of fiscal 2004 represented income taxes payable in some specific tax jurisdictions.

         The income tax recovery recorded in the first half of fiscal 2004 was mainly due to the recovery, in the first quarter of 2004, of $1.4 million of income taxes paid in previous periods following the receipt of a tax assessment.

         Since fiscal 2003, we have been recording a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates.


NET EARNINGS (LOSS) AND PRO FORMA NET EARNINGS (LOSS)

         Net earnings amounted to $9,000 for the three months ended February 28, 2005, compared to a net loss of $2.9 million for the same period last year. In terms of per share amounts, we recorded net earnings of nil in the second quarter of fiscal 2005, compared to a net loss of $0.04 for the same period last year.

         Net loss amounted to $2.4 million and $4.9 million for the first half of fiscal 2005 and 2004, respectively. In terms of per share amounts, we recorded a net loss of $0.03 and $0.08 for the first half of fiscal 2005 and 2004, respectively.

         Also, as a measure to assess financial performance, we use pro forma net earnings (loss) and pro forma net earnings (loss) per share. Pro forma net earnings (loss) represent net earnings (loss) excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as unusual tax recovery.

         Pro forma net earnings amounted to $1.5 million for the three months ended February 28, 2005, compared to a pro forma net loss of $1.5 million for the same period last year. In terms of pro forma per share amounts, we recorded net earnings of $0.02 for the three months ended February 28, 2005, compared to a net loss of $0.02 for the same period last year.

         For the six months ended February 28, 2005, pro forma net earnings amounted to $718,000 or $0.01 per share compared to a pro forma net loss of $3.6 million, or $0.06 per share for the same period last year.

         Pro forma net earnings (loss) are reconciled as follows:

                                          THREE MONTHS      SIX MONTHS       THREE MONTHS    SIX MONTHS
                                             ENDED            ENDED             ENDED          ENDED
                                          FEBRUARY 28,     FEBRUARY 28,      FEBRUARY 29,   FEBRUARY 29,
                                              2005             2005              2004           2004
                                          ------------     ------------    --------------   ------------
                                                    (UNAUDITED)                      (UNAUDITED)
Net earnings (loss) for the period
     in accordance with GAAP              $          9     $     (2,364)   $       (2,885)  $     (4,893)

Pro forma adjustments:

Stock-based compensation costs                     244              381                84             89
Amortization of intangible assets                1,225            2,447             1,291          2,576
Restructuring charges                               54              254                 -              -
Unusual tax recovery                                 -                -                 -         (1,406)
                                          ------------     ------------    --------------   ------------

Pro forma net earnings (loss) for
     the period                           $      1,532        $     718    $       (1,510)  $     (3,634)
                                          ============        =========    ==============   ============

Basic and diluted net earnings
     (loss) per share                     $          -        $   (0.03)   $        (0.04)  $       0.08)
Basic and diluted pro forma net
     earnings (loss) per share            $       0.02        $    0.01    $        (0.02)  $      (0.06)

         One of the three main objectives of our fiscal 2005 strategic plan was to maximize profitability. We believe that such an objective will be achieved by being profitable on a pro forma basis. As shown above, in the first half of fiscal 2005, we reported pro forma net earnings of $718,000, which is a step in the right direction.

         We disclose pro forma financial data in order to provide supplemental information regarding our results of operations and to enhance our investors' overall understanding of our core financial performance and our prospects for the future. We believe that our investors benefit from seeing our results through the eyes of management in addition to seeing the GAAP information. This non-GAAP information facilitates management's comparison of current results with the company's historical results of operations and strategic plan and with those of our peers. This information is not in accordance with, or an alternative to, GAAP and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net earnings (loss). As a result, our pro forma net earnings (loss) may not be comparable to similarly titled measures reported by other companies.


LIQUIDITY AND CAPITAL RESOURCES

         We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

         As at February 28, 2005, cash and short-term investments consisted of $98.8 million, while our working capital was at $123.2 million. During the second quarter of fiscal 2005, our cash and short-term investments increased $4.2 million due to cash flows from operating activities. However, this increase in cash and short-term investments was mostly offset by an unrealized foreign exchange loss of $3.9 million on cash and short-term investments, as the Canadian dollar dropped slightly this quarter, and by the cash payments for the purchase of property, plant and equipment of $246,000. The unrealized foreign exchange loss resulted from the translation in US dollars of our Canadian-dollar-denominated cash and short-term investments, and was recorded in the cumulative translation adjustment in the balance sheet.

         We believe that our cash balances and short-term investments, combined with an available line of credit of $3.4 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

OPERATING ACTIVITIES

         Cash flows provided by operating activities were $4.2 million for the three months ended February 28, 2005, compared to $1.6 million for the same period last year. Cash flows provided by operating activities in the second quarter of fiscal 2005 were mainly attributable to the net earnings after items not affecting cash of $3.3 million and the positive net change in non-cash operating items of $830,000. During the second quarter of 2005, our income taxes and tax credits recoverable decreased $1.9 million following the recovery of tax credits earned in previous years. However, during that same period, our inventories increased $1.0 million in order to sustain our increased sales activities.

         Cash flows provided by operating activities were $4.6 million for the six months ended February 28, 2005, compared to cash flows used of $1.4 million for the same period last year. Cash flows provided by operating activities in the first half of fiscal 2005 were mainly attributable to the net earnings after items not affecting cash of $3.6 million and the positive net change in non-cash operating items of $1.0 million. During the second half of fiscal 2005, our income taxes and tax credits recoverable decreased $2.3 million for the above-mentioned reason. Also, our accounts payable and accrued liabilities increased by $377,000 due to the increased level of activities. On the other hand, our inventories increased $1.9 million due to our increased sales activities.

INVESTING ACTIVITIES

         Cash flows used by investing activities were $4.9 million for the three months ended February 28, 2005, compared to $31.5 million for the same period last year. In the second quarter of fiscal 2005, we acquired $4.6 million worth of short-term investments with cash flows from operating activities and paid $246,000 for the purchase of property, plant and equipment. For the corresponding period last year, we acquired $31.3 million worth of short-term investments with the net proceeds of the public offering completed during that quarter and cash flows from operating activities.

         Cash flows used by investing activities were $6.2 million for the six months ended February 28, 2005, compared to $29.0 million for the same period last year. In the first half of fiscal 2005, we acquired $5.4 million worth of short-term investments with cash flows from operating activities and cash on-hand and paid $823,000 for the purchase of property, plant and equipment. For the corresponding period last year, we acquired $28.4 million worth of short-term investments with the net proceeds of the public offering and paid $576,000 for the purchase of property, plant and equipment.


FORWARD EXCHANGE CONTRACTS

         We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

         Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

         As at February 28, 2005, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                  CONTRACTUAL   WEIGHTED AVERAGE CONTRACTUAL
EXPIRY DATES:                                         AMOUNTS                  FORWARD RATES
                                               --------------   ----------------------------

     March 2005 to August 2005                 $        7,800                       1.3663
     September 2005 to November 2007                   19,600                       1.2862

         As at February 28, 2005, these forward exchange contracts generated deferred unrealized gains of US$1.7 million. Deferred unrealized gains were calculated using an exchange rate of Cdn$1.2316 = US$1.00 as at February 28, 2005.


CONTINGENCY

         As discussed in note 8 to our interim consolidated financial statements, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the after-market.

         In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

         On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. The parties are directed to report back to the court regarding the modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a "fairness" hearing will be held and if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement will be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in our interim consolidated financial statements as at February 28, 2005.


SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL

         As at April 1, 2005, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each and 30,648,774 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STOCK OPTION PLAN

         During the three months ended February 28, 2005, EXFO amended its stock option plan to include the award of Restricted Stock Units (RSUs). Each RSU entitles employees to receive one subordinate voting share without consideration on the vesting dates established by the Board of Directors of EXFO, subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant. The aggregate number of subordinate voting shares covered by RSUs granted under the stock option plan was 176,185 as at February 28, 2005. In addition, the aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,842,949 as at February 28, 2005. The weighted average exercise price of those stock options was $12.94 compared to the market price of $4.70 per share as at February 28, 2005.

         Finally, during the three months ended February 28, 2005, EXFO established a Deferred Stock Unit (DSUs) plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company. The aggregate number of subordinate voting shares covered by DSUs granted under the plan was 10,930 as at February, 28, 2005.

         The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at February 28, 2005:

                                                                                                          WEIGHTED
                                                                                     % OF ISSUED           AVERAGE
                                                                                         AND              EXERCISE
                       STOCK OPTIONS                                 NUMBER          OUTSTANDING            PRICE
                                                                 ---------------    ---------------     --------------
Chairman of the Board, President and CEO
(one individual)                                                      168,424                5.9%       $       9.34
Board of Directors (five individuals)                                 194,375                6.9%       $       6.23
Management and Corporate Officers
(eight individuals)                                                   345,591               12.1%       $      14.17
                                                                 ---------------    ---------------     --------------

                                                                      708,390               24.9%       $      10.84
                                                                 ===============    ===============     ==============

                   RESTRICTED STOCK UNITS                              NUMBER        % OF ISSUED
                                                                                         AND
                                                                                     OUTSTANDING
                                                                 ---------------    ---------------
Chairman of the Board, President and CEO
(one individual)                                                       13,089               7.4 %
Management and Corporate Officers
(eight individuals)                                                   151,096              85.8 %
                                                                 ---------------    ---------------

                                                                      164,185              93.2 %
                                                                 ===============    ===============


                                                                                     % OF ISSUED
                                                                                         AND
                    DEFERRED STOCK UNITS                               NUMBER        OUTSTANDING
                                                                 ---------------    ---------------

Board of Directors (five individuals)                                  10,930             100.0 %
                                                                 ===============    ===============


RISKS AND UNCERTAINTIES

         Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         Firstly, we are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars for sale. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the coming months will negatively affect our results of operations.

         Secondly, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

         The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.


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